Exhibit 99.5

                                                      [GRAPHIC LOGO OMITTED]ASML





[GRAPHIC OMITTED]Corporate Overview 2002

                                                      [GRAPHIC LOGO OMITTED]ASML





Corporate Overview 2002

ASML Mission

Providing leading edge imaging

Solutions to continuously improve our

Customers' global competitiveness

              CONTENTS

              4     Board of Management
              5     Message to Our Shareholders
              6     Supervisory Board
              8     Five-Year Summary
              10    ASML Corporate Highlights of 2002
              11    About ASML
              13    Commitment to Customers
              22    Interview with CEO Doug Dunn
              27    ASML Worldwide Contact Information


               In this report the expression "ASML" is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. The expression is also used where no useful purpose is served by identifying the particular company or companies.

               "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

Board of Management

--------------------------------------------------------------------------------

                                GRAPHIC OMMITTED

--------------------------------------------------------------------------------
Left to right: Martin van den Brink, Doug Dunn, Peter Wennink, Stuart McIntosh, David Chavoustie



Doug J. Dunn
(1944)


President,

Chief Executive Officer,
Chairman of the Board of Management

Appointed in 1999

British nationality



Peter T.F.M.
Wennink (1957)

Executive Vice President
Finance and Chief Financial Officer

Appointed in 1999

Dutch nationality



Martin A. van den Brink (1957)
Executive Vice President
Marketing  & Technology

Appointed in 1999

Dutch nationality



Stuart K. McIntosh (1944)

Executive Vice President
Operations and President Lithography

Appointed in 2001

British nationality



David P. Chavoustie (1943)

Executive Vice President Sales

Appointed in 2000

U.S. nationality

Message to Our
Shareholders

2002 was year two of the worst downturn in the semiconductor industry's history. Looking at 2003, we see neither rapid recovery nor major improvement. However, there was an upside for ASML in 2002:


o We grew our lithography business by 23 percent in a market for semiconductor equipment that was down more than 20 percent versus 2001


o We increased the average selling price for lithography systems to EUR 8.9 million, up 31 percent year on year


o We achieved the number one position in the global semiconductor lithography equipment market

New ASML products are in demand, especially systems for 300 millimeter wafers and for the leading edge 193 nanometer wavelength technology. More customers choose ASML, resulting in market leadership in wafer imaging.

During 2002, we renewed our customer focus. That commitment has been recognized in the marketplace. Customer testimonials are in this report.


Build on core competence

In December 2002, ASML addressed loss-making operations. We terminated Track. We intend to divest Thermal in 2003.


This means ASML will build on its core competence: lithography.

In 2002, we sold 205 lithography systems, with half our business in Asia. We are accelerating installations, reducing cycle times and improving reliability. We provide a broad range of lithography solutions for a growing customer base, including most of the world's major semiconductor manufacturers.


Reset financial goals

Moving forward, ASML will focus on generating positive cash flow and emphasize return on invested capital. We are implementing further actions to rightsize our global lithography organization consistent with market conditions.

Regrettably, this means we are in the process of reducing our lithography work force.

We are improving gross margins and operating profit, cutting costs and managing down working capital. We have programs in place to enhance organizational efficiencies and align operations. Results are showing: we generated cash of EUR 135 million in continuing operations in the second half of 2002.

ASML is committed to boosting its flexibility to address increasing volatility in customer demand. This means lowering our breakeven point for the number of lithography systems that we manufacture.


Strive for operational excellence

As we enhance efficiencies, we will safeguard research and development, and customer support services and training, among other commitments that distinguish ASML.

ASML's goal is market leadership. 2002 marked that achievement. Every customer has different drivers that determine added value. ASML is committed to driving high value for each customer in Asia, Europe and the United States.

Entering year three of the chip industry's deepest, longest slump, we are committed to succeed. We will build our core business, sustain customer focus and strengthen technology leadership.

We are committed to delivering world class, leading edge imaging solutions. Customer preference for ASML translates into market share gains. By striving for operational excellence, ASML will also improve its financial performance.

The Board of Management would like to recognize every employee for their contributions in 2002. We thank them for their creativity and hard work.

Doug J. Dunn

President, Chief Executive Officer and Chairman of the
Board of Management ASML Holding N.V.

Veldhoven, January 30, 2003

Supervisory Board


The Supervisory Board has the following
committees:

Audit Committee
Members: Henk Bodt, Syb Bergsma, Jan Dekker

Remuneration Committee
Members: Henk Bodt, Syb Bergsma, Jos Westerburgen,
Michael Attardo


The remuneration of the members of the Supervisory Board does not depend on the results of the Company. None of the members of the Supervisory Board personally maintains a business relationship with the Company other than as a member of the Supervisory Board.

Peter H. Grassmann owns 3,000 shares in the Company; Michael J. Attardo owns 34,722 options on shares in the Company. None of the other members of the Supervisory Board owns shares or options on shares in the Company.


[GRAPHIC OBJECT OMITTED]

Henk Bodt
(1938)

Former Executive Vice President of Royal Philips Electronics N.V.

Dutch nationality

Chairman, first appointed
1995; current term until 2004

Additional functions: Member of the Supervisory Board of: DSM N.V., Delft Instruments N.V., Neo Post S.A.


[GRAPHIC OBJECT OMITTED]

Michael J. Attardo
(1941)

Former President and CEO of IBM Microelectronics

US Nationality

First appointed 2001, current term until 2004

Additional functions: none

[GRAPHIC OBJECT OMITTED]

Syb Bergsma
(1936)

Former Executive Vice President Financial Affairs of Akzo Nobel N.V.

Dutch nationality

First appointed 1998, current term until 2004

Additional functions:
Chairman of the Supervisory
Board of:
UPM Holding B.V.,
Generali Verzekeringsgroep N.V.,
Van der Moolen Holding N.V.
Member of the Supervisory
Board of European Assets Trust
N.V.,
Member of Board of External
Advisors Ernst & Young


[GRAPHIC OBJECT OMITTED]

Jan A. Dekker
(1939)

Chief Executive Officer of TNO

Dutch nationality

First appointed 1997, current term until 2003

Additional functions: Member of the Supervisory Board of: Gamma Holding N.V., Koninklijke BAM-NBM N.V.


[GRAPHIC OBJECT OMITTED]

Peter H. Grassmann
(1939)

Former President and Chief
Executive Officer of Carl Zeiss

German nationality

First appointed 1996, current term until 2003

Additional functions:
Member of the Supervisory
Board of:
Gambro B.V.,
Aradex AG,
Febit AG,
GAP AG,
Genescan AG,
Member of the Senate of the
Max-Planck-Society


[GRAPHIC OBJECT OMITTED]

Jos W.B. Westerburgen
(1942)

Former Company Secretary and Head of Tax of Unilever

Dutch nationality

First appointed 2002, current term until 2005

Additional functions:
Member of the Supervisory
Board of:
Gamma Holding N.V.,
Unilever Nederland B.V.,
Member of the Association

Aegon

Five-Year Summary


                                                                                            Years ended December 31
                                                                               (in thousands, except per share data)
                                    --------------------------------------------------------------------------------
                                                                          Consolidated statements of operations data
                                                                                                           Net sales
                                                                                                       Cost of sales
                                    --------------------------------------------------------------------------------

                                                                                               Gross profit on sales
                                                                                      Research and development costs
                                                                                    Research and development credits
                                                                        Selling, general and administrative expenses
                                                                      Restructuring and merger and acquisition costs
                                    --------------------------------------------------------------------------------
                                                                                             Operating income (loss)
                                                                   Minority interest in net result from subsidiaries
                                                                                      Interest income (expense), net
                                    --------------------------------------------------------------------------------
                                                        Income (loss) from continuing operations before income taxes
                                                                          (Provision for) benefits from income taxes
                                                                  Cumulative effect of accounting changes net of tax
                                    --------------------------------------------------------------------------------
                                                                        Net income (loss) from continuing operations

                                    --------------------------------------------------------------------------------
                                                               Loss from discontinued operations before income taxes
                                                                                          Benefits from income taxes
                                                                               Net loss from discontinued operations
                                                                                                   Net income (loss)

                                               Basic net income (loss) from continuing operations per ordinary share
                                                    Basic net (loss) from discontinued operations per ordinary share
                                                                          Basic net income (loss) per ordinary share
                                                      Number of ordinary shares used in computing per share amounts(1)

                                                                                    Consolidated balance sheets data
                                                                                                     Working capital
                                                                                                        Total assets
                                                                         Long-term liabilities, less current portion
                                                                                          Total shareholders' equity

                                                                          Consolidated statements of cash flows data
                                                                          Purchases of property, plant and equipment
                                                                           Depreciation, amortization and impairment
                                                                 Net cash provided by (used in) operating activities
                                                                               Net cash used in investing activities
                                                                           Net cash provided by financing activities
                                                                            Net cash used in discontinued operations
                                                                Net increase (decrease) in cash and cash equivalents

                                                                                               Ratios and other data
                                            Increase (decrease) in net sales from continuing operations (in percent)
                                                Gross profit from continuing operations as a percentage of net sales
                                     Operating income (loss) from continuing operations as a percentage of net sales
                                           Net income (loss) from continuing operations as a percentage of net sales
                                                                Shareholders' equity as a percentage of total assets
                                                 Backlog of systems (in units) at year-end for continuing operations
                                                              Sales of systems from continuing operations (in units)
                                                           Number of employees for continuing operations at year end
                                                                                        Stock price ASML at year end
                                                                                 Volatility % ASML stock (260 days)(2)


(1) All net income per ordinary share amounts have been retroactively adjusted to reflect the two-for-one stock split in May 1998 and the three-for-one stock split in April 2000, as well as the issuance of shares for the merger with Silicon Valley Group Inc.

(2) Volatility represents the variability in the ASML share price during the respective years, as measured over the last 260 business days (Source:
Bloomberg).

Consolidated statements of operations data.        Consolidated balance     Consolidate statements of cash flows data

         1998                      1999                      2000                       2001                        2002
          EUR                       EUR                       EUR                        EUR                         EUR

    1,110,606                 1,518,027                 2,672,630                  1,589,247                   1,958,672
      706,606                 1,028,221                 1,571,816                  1,558,234                   1,491,068
      404,000                   489,806                 1,100,814                     31,013                     467,604
      181,360                   234,378                   327,015                    347,333                     324,419
     (29,964)                  (38,815)                  (24,983)                   (16,223)                    (26,015)
      142,032                   186,638                   256,513                    245,062                     263,243
        1,563                     (283)                         0                     44,559                           0
      108,809                   107,888                   542,260                  (590,618)                    (94,043)
            0                         0                   (3,205)                      3,606                           0
        6,632                     1,009                   121,593                    (7,207)                    (36,781)
      115,441                   108,897                   551,657                  (594,219)                   (130,824)
     (40,687)                  (34,526)                 (167,923)                    179,017                      42,779
            0                         0                   (2,676)                          0                           0
       74,754                    74,371                   381,058                  (415,202)                    (88,045)
     (49,934)                  (25,270)                   (3,685)                  (103,001)                   (183,624)
       24,969                     8,087                       674                     30,211                      63,846
     (24,965)                  (17,183)                   (3,011)                   (63,790)                   (119,778)
       49,789                    57,188                   378,047                  (478,992)                   (207,823)
         0.16                      0.16                      0.83                     (0.89)                      (0.18)
       (0.05)                    (0.04)                    (0.01)                     (0.14)                      (0.26)
         0.11                      0.12                      0.82                     (1.03)                      (0.44)
      456,216                   458,542                   461,887                    465,866                     476,866
      969,113                 1,550,886                 2,145,378                  1,822,711                   1,662,570
    1,557,185                 2,397,926                 3,432,972                  3,643,840                   3,301,688
      281,856                   821,201                   868,540                  1,554,541                   1,099,882
      978,543                 1,129,900                 1,666,212                  1,226,287                   1,315,516
    (155,052)                 (126,057)                 (181,007)                  (312,857)                   (138,587)
       56,366                    77,773                   111,133                    138,959                     186,686
     (26,542)                    28,198                   250,744                  (199,615)                    (54,151)
    (117,456)                 (150,269)                 (151,886)                  (326,095)                    (79,852)
      275,355                   553,154                    34,198                    664,290                      21,427
     (18,969)                  (40,566)                  (45,048)                   (69,815)                   (127,473)
      109,124                   430,511                   248,812                   (73,522)                   (241,918)
        (0.1)                      36.7                      76.1                     (40.5)                        23.2
         36.4                      32.3                      41.2                        2.0                        23.9
          9.8                       7.1                      20.3                     (37.2)                       (4.8)
          6.7                       4.9                      14.3                     (26.1)                       (4.5)
         62.8                      47.1                      48.5                       33.7                        39.8
           85                       206                       365                        117                         103
          223                       267                       455                        197                         205
        4,259                     4,889                     6,628                      6,039                       5,971
         8.62                     36.76                     24.19                      19.52                        7.96
        98.5%                     99.7%                     80.0%                      71.0%                       89.0%

AML Corporate
Highlights of 2002

o Achieved the number one position in the global market for semiconductor lithography systems in 2002

o Increased total net sales in 2002 to more than EUR 1.9 billion, up 23 percent compared with 2001, in a market for semiconductor equipment that was down by more than 20 percent in the same period

o Achieved top satisfaction ratings in 2002 among customers of lithography systems for "cost of ownership" and "technology leadership," according to VLSI Research, an independent industry research organization

o Continued to gain substantial market share during 2002 due to new customer wins in the U.S., Europe and Asia, including an order for several lithography systems from our second customer in Japan

o Strengthened our leading position in the leading edge 193 nanometer wavelength market with high resolution products (0.75 numerical aperture) for 300 millimeter and 200 millimeter wafers

o Announced in November 2002 our TWINSCAN Tm AT:1200B, a very high resolution (0.85 numerical aperture) 193 nanometer lithography system for 300 millimeter as well as 200 millimeter wafer processing and the industry's first high productivity tool for volume applications at 80 nanometer line width

o Continued our product leadership for 300 mm wafer manufacturing through our TWINSCAN platform, the industry's only dual-stage system that allows exposure of one wafer while simultaneously measuring another wafer

o Significantly accelerated installation of our TWINSCAN platform at customer sites, facilitating faster time-to-market for leading edge 130 nanometer volume production and 100 nanometer line width process development and pilot production

o Intel, the world's largest semiconductor manufacturer, placed an order with ASML in April 2002 for an extreme ultraviolet (EUV) lithography pre-production tool, the industry's first order for this radical new technology

o Combined research and development activities in the U.S. and Europe in 2002 (total spending of EUR 324 million and around 17 percent of net sales) to increase efficiency and enhance time-to-market for future products

o Improved management of our supplier base with measurable gains in quality, shortened lead times and on-time delivery, including significant reduction in cost of goods versus 2001

o Strengthened our balance sheet by calling for redemption of our convertible bonds issued in 1998 worth EUR 268 million, prompting conversion of over 99 percent of those bonds into ordinary shares

o Addressed loss-making Track and Thermal segment: terminated Track operations in December and will divest Thermal operations in 2003

[GRAPHIC OBJECT OMITTED]

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips.

ASML technology transfers circuit patterns onto silicon wafers to make every kind of chip used today, as well as those for tomorrow. The technological advancement of making chips increases as digital products become more pervasive
- such as mobile phones, consumer electronics, PCs, communications and information technology equipment.

With each new generation of chips, personal and business products become smaller, lighter, faster, more powerful, more precise, more reliable and easier to use. In parallel, the global semiconductor industry is pursuing its long term roadmap for imaging ever-finer circuit lines on silicon wafers.


Core business: lithography

The technology behind our business is known as lithography, and we have always been at the leading edge of that technology.

ASML systems - called steppers and step & scan tools respectively - use a photographic process to image circuit patterns onto a silicon wafer, much like a camera prints an image on film.

Light generated by a source, such as a laser, is transmitted through a pattern known as a photomask and then through a lens to project an image of the pattern onto the wafer, which has been coated with a light-sensitive material called photoresist. The wafer is then developed, and one layer of the circuit pattern appears on the wafer. Other chipmaking steps follow. Repeated a number of times, the process results in a wafer full of completed integrated circuits.

Eventually, these integrated circuits (chips) are packaged and used in all kinds of industries to make the products that we all use every day at home, at work and on the move.

[GRAPHIC OBJECT OMITTED]

Commitment to customers

ASML researches, develops, designs, manufactures, markets and services technology systems used by the semiconductor industry to fabricate state-of-the-art chips.

Most of the major global semiconductor manufacturers are ASML customers, including the world's largest chipmaker, the world's top four memory suppliers and the world's largest foundry or made-to-order chipmaker.

Lithography, or imaging, is the critical technology that shrinks the width of circuit lines, allowing chipmakers to continually design and produce more chips per wafer, more powerful chips or both. Finer line widths (up to a thousand times thinner than a human hair) allow electricity to flow around the chip faster, boosting its performance and improving its functionality. For chipmakers, such technological advancements mean increased manufacturing productivity and improved profitability.

ASML is committed to providing customers with the right technology that is production-ready at the right time. Doing so enables our customers and their customers to sustain their competitive edge in the marketplace.

Lithography technology leadership

The ASML TWINSCAN TM lithography system exemplifies our technology leadership. It is the industry's only dual-stage system that allows exposure of one wafer while simultaneously measuring another wafer. This means our customers benefit from greater productivity and improved yield when producing high volumes of chips.

ASML Special Applications focuses on solutions for application markets by providing products and services from all ASML activities to form an integrated offering for customers with unique requirements. ASML Special Applications also offers an array of system upgrade programs, refurbished systems and productivity options that allow customers to optimize the value of their installed base.

ASML MaskTools not only focuses on technological enhancements to photomasks but also develops software to bridge the gap between mask optimization and semiconductor manufacturing, extending the limits of lithography.

Customer support worldwide

ASML customers are located all over the world. And so we are located in 16 countries and over 50 service locations.

ASML technology is supported by a worldwide customer service organization, including experts on-site at customer fabrication facilities who are backed by a global pool of ASML engineers and other professionals. We also offer process solutions to help customers seamlessly integrate every step in their chipmaking to improve return on their capital investments.

ASML is committed to providing customers with clear learning paths, so they can achieve the competences required to optimize ASML system performance. ASML Customer Support Training is our worldwide business solution program. State-of-the-art training facilities are located in Korea, the Netherlands, Taiwan and the United States.

Headquartered in the Netherlands

ASML's corporate headquarters is in Veldhoven, the Netherlands.

The company has lithography research, development and manufacturing operations in Wilton, Connecticut and Veldhoven, the Netherlands. Technology development centers and application facilities are located in Asia, Europe and the United States.

ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Commitment to local communities

In 2002, we established ASML Trust, an international foundation for our commitment to the community. Its purpose is to provide financial support for technical education and charity projects in countries where ASML is present. Encouraging self-reliance of parties involved, ASML Trust aims to help those groups who seek to improve their social and economic opportunities.

ASML publishes its annual environmental, health and safety report; social report, and principles of ethical business conduct. Visit www.asml.com

Commitment to
Customers

ASML's commitment to customers has been recognized in the marketplace. Despite the continued semiconductor industry downturn and the slump of 60 percent in the global market for semiconductor capital equipment in the last two years, ASML was able to grow its business, resulting in the achievement of the market leader position in 2002.

The ASML TWINSCAN TM lithography system, the world's only dual-stage lithography system, established itself as the tool of choice among the world's major chipmakers, making ASML's TWINSCAN platform the largest installed base of leading edge 300 millimeter wafer imaging equipment.

Together with customer commitment, advanced technology boosted ASML to the number one position in the global market for semiconductor lithography systems in 2002.

         "We continue to leverage the productivity and leading edge lithography technology from ASML to enhance our fab productivity and global competitiveness in manufacturing and marketing of advanced semiconductors, including advanced logic, nonvolatile memory, mixed signal and RIF integrated circuits."

         T.C. Wu
         Executive Vice President
         Atmel

Not surprisingly, what the ASML customer of today wants is the technological tools to become a better competitor and to make more profit on a sustainable basis.

In support of this demand, ASML not only manufactures leading edge imaging equipment, but we also help customers to fully exploit their possibilities: from equipment evaluation to on-site installation and volume production. Even then our customer relationship doesn't end. ASML professionals make sure that customers can get the maximum return on their investment. When customers ramp up production, they want 24-hour, seven-day-a-week service level agreements that they can rely on.


         "Huajing Microelectronics is delighted to purchase ASML lithography equipment as it will improve our production capacity. In addition, ASML has excellent customer support. We plan to closely partner with them and take full advantage of our new systems."

         Zhao Jiankum
         General Manager
         Huajing Microelectronics Corporation

Multi-discipline account management

During 2002, ASML set out to distinguish itself as a customer-driven business, seeking to sell equipment and strengthen relationships. The key to doing so lies in the empowerment of multi-discipline account management teams throughout ASML who become a part of the customer's operation.

Account managers represent our customers across all functions and business processes in our global organization, from marketing and technology to logistics and customer support.

Account managers bring the customer's voice and visibility into ASML. They also bring the entire focus of ASML onto a customer.

Throughout ASML, senior managers are tasked to cascade timely messages about caring for the customer. They do so throughout their respective business operations as an intrinsic part of the company's global business imperative. It ensures that everyone at ASML is kept informed about the customer focus process, so that all employees feel they are continuously "in the loop" about what is expected.

[GRAPHIC OBJECT OMITTED]


         "We are pleased with the ability of ASML to extend the productivity of our installed base of PAS 5500 systems. This has enabled us to maximize the return on our investment and extend the lithography technology to production at the next technology node. We are building on our process experience and maximizing our fab operation efficiency which is very important in the DRAM memory business."

         D.G. Yim
         Senior Manager, Research and Development
         Hynix

Delivering benefits for customers

Involving customers in very early stages of technology development and product introduction ensures that ASML maintains its technology leadership. We are able to create a dynamic and shared roadmap that begins with a customer need and ends with a customer solution. Then, based on our proposed solution, ASML professionals continue building the customer relationship as we assist in developing and delivering technology above and beyond normal specifications. This allows customers to operate their chip fabrication facilities with the highest productivity at the limits of optical lithography.

One of the most important aspects of our customer commitment is about being open to a customer's inquiries and expectations. In this regard, we believe that our directness and transparency give ASML an edge over our competitors. Customers and ASML employees work side by side, sharing knowledge, exchanging ideas and devising new and special solutions. We foster a culture of openness at the core of our business model, while providing customers with full confidentiality for their business, financial and proprietary information.

[GRAPHIC OBJECT OMITTED]


         "ASML performs at the world forefront of chipmaking technology. Their lithography systems result in high-performance centerpieces for our advanced process research capabilities. Many years ago, IMEC and ASML established a long term strategic partnership focused on lithography process research, which enables ASML to provide improved support to their customers. ASML's technology leadership helps us to stay ahead of industrial needs by several years. We also admire ASML's commitment to our programs by keeping momentum in 157 nanometer technology developments despite hard economic times."

         Luc Van den hove
         Vice President Silicon Process and Device Technology
         IMEC


190 years of training in 2002

Customer Support Training is our worldwide business solution program comprising a blend of techniques such as on-site customer training, traditional classroom, online multi-media, CD-ROM and unique hands-on experience. This means ASML provides leading edge learning solutions to meet a range of customer needs involving operators, technicians and engineers for service, application, process and specialist requirements.

During 2002, Customer Support Training delivered more than the equivalent of 190 training years through certified ASML instructors, an increase of 42 percent compared with 2001. More than 4,500 persons were trained worldwide, including more than 1,250 customer employees. In particular, we noted increased demand for on-site training, using customers' own machines and consequently optimizing the utilization of local production capacity.

ASML's professionals learn quickly from each other by passing knowledge around the business, allowing account teams around the globe to share new breakthroughs and innovative methods for overcoming customer challenges. Equally, ASML looks for opportunities to share its learning with customers. We believe that by doing so we are creating strong foundations for long lasting and trusting relationships.

Also in 2002, we upgraded CustomerNet, an extranet that can be accessed through the home page of www.asml.com, our public website. CustomerNet is a secure online environment that is restricted and protected on a customer-by-customer basis. It offers tailored information, training capabilities and Coach, our online maintenance assistant.

         "Our customers expect us to supply semiconductor solutions that enable the technology lifestyle of consumers and business people everywhere. We expect our own suppliers to help Infineon in making the industry's valued and most effective solutions. ASML contributes importantly to satisfy our range of chipmaking needs."

         Dr. Ulrich Schumacher
         President and Chief Executive Officer
         Infineon

Global learning organization

During 2002, we continued to invest in state-of-the-art training centers, featuring dedicated staff, comprehensive courses, advanced machines and simulators, and worldclass laboratories.

         "Entering 248 nanometer wavelength at a critical stage in our development, we decided to look for a supplier who could meet our timing. From our first contacts with ASML, we knew that we could do business with them. They discussed all aspects of their new 248 nanometer lithography systems with us, while providing convincing demonstrations. LSI was further impressed by ASML's commitment to getting their tools on line as fast as possible. ASML's systems have been operating for several years to our complete satisfaction."

         Rich Schinella
         Vice President Wafer Process R&D
         LSI Logic Corporation

We inaugurated new training centers in Tempe, Arizona and Veldhoven, the Netherlands in 2002, further evidence of ASML's commitment to educate employees and customers on the latest developments and methods in manufacturing semiconductors. Other ASML training centers operate in Korea and Taiwan.

During 2002, we significantly enhanced our ability to offer certified, flexible and tailored training support across the spectrum of disciplines relevant to modern fabrication facilities, for established products and new technologies alike. Working to global standards, our pool of qualified instructors can be deployed anywhere around the world to ensure consistent training delivery, while accommodating customers' cultural and language requirements.

Furthermore, we introduced online learning, affording new opportunities to spread knowledge instantly almost anywhere, while maintaining operational efficiency. Remote study on a flexible basis is now possible for customers through our secure ASML Online Academy that we host within CustomerNet, our dedicated extranet. ASML Online Academy gives customers quick and easy access to leverage our global learning organization.

All in all, ASML is committed to providing customers with clear learning paths, so they can achieve the competences required to optimize ASML system performance.

Commitment to value sourcing

ASML's open approach to business also extends to suppliers. Our business model is based on outsourcing over 90 percent of the components and modules that make up our lithography products. Outsourcing has been at the root of our technology leadership for many years, and we have been working in partnership with suppliers from all over the world. Given market conditions, since 2001, we have been jointly operating a formal supplier strategy known as Value Sourcing. It is based on the QLTC principle, which stands for: quality, logistics, technology and total cost.

        "We are very satisfied to partner with ASML for advanced lithographic and wafer fabrication systems in our Australia facility."

        Dr. Stav Prodromou
        President and Chief Executive Officer
        Peregrine Semiconductor Corporation

With ASML Value Sourcing, we gain competitive advantages through flexibility, best-of-breed contributions and cost savings, among others. Throughout 2002, considerable time has been spent with suppliers to strengthen working relationships based on mutual commitment and shared risk and reward, while continuing to improve our outsourcing model.

        "As a leading provider of Nexperia semiconductor based solutions for connected consumer and communications applications, we value ASML's commitment to achieving our goals."

        Rene Penning de Vries
        Deputy Chief Technology Officer
        Philips Semiconductors

A total of nearly 300 people representing suppliers and ASML are actively collaborating in 49 different supplier account teams. They have been addressing a total of more than 200 specific programs in 2002 to improve quality, logistics, technology and total cost respectively. Examples of targets include superior reliability for on-time delivery, vastly reduced lead times and major reductions in cost of goods. These programs are now contributing to our results.

       "We've gotten excellent support from ASML Special Applications, ASML Japan and their agent in the post-installation phase of the PAS 5500/150 i-line stepper. They exceeded our expectation. At first, we thought the PAS 5500/150 would be very expensive to use for our application. But now, we understand ASML's value of ownership. It is substantiated by ASML support. We thank them very much for their commitment to our needs."

       Mitsura Atobe
       General Manager, Research and Development
       Seiko Epson

Through continuous operation of ASML Value Sourcing, we help our suppliers succeed so they can help us succeed.

Strengthening ASML Customer Support

With our deliberate focus on helping customers to maximize their investment, ASML is intensifying a lot of what we already offer, most notably, our determination that customers constantly benefit from the higher throughput and improved yield of our lithography systems.

       "We are pleased to acquire both the i-line and DUV scanners for our new foundry in Shanghai. ASML's proven products will certainly make our ramp-up job easier because our people are familiar with them."

       Richard Chang
       President and Chief Executive Officer
       Semiconductor Manufacturing International
       Corporation (SMIC)

As market leader, we are highly experienced in satisfying the needs of different types of chipmakers - the high volume, reliability demands associated with production of memory chips; the fast and frequent changeovers required by so-called foundries or made-to-order chip contractors; the rising complexity of making microprocessors, and the unique combination of specifications set by independent device manufacturers.

During 2002, the ASML Customer Support organization fortified three levels of service that relate directly to customer environments:

o Maintenance: interacting more with customers on-site through dedicated ASML staff; reinforcing availability of technical and engineering support through experts who can call in or visit sites as need be; increasing uptime for customer systems.

o Productivity and yield: migrating to links with the customer's fabrication facility and processes; boosting efforts on imaging and overlay, and increasing the number of good chips per wafer; stabilizing platforms for upgrades; facilitating extra applications work.

o New technology introduction: bringing new equipment to the field and committing to the fastest, most robust installation possible; sharing software expertise and specialist knowledge; formulating business solutions; being accountable for end results.

       "ASML's technology allows Silterra to achieve value-added high productivity and industry leading performance. Our current ASML systems have enabled us to achieve advanced design rules, process capabilities and high volume throughput in our scanner-based semiconductor manufacturing facility."

       Nara Meyyappan
       Senior Director of Operations
       Silterra

During 2002, we deployed more people in the field to train customers than ever before. In Asia, we recruited more local talent than in any previous year, attracting local managers, engineers and other specialists, while reducing reliance on foreign nationals. We have also put more resources into long-term training in Asia - a region that is expected to continue its strong demand for lithography products. ASML is anticipating customer needs in the region by creating local account

[GRAPHIC OBJECT OMITTED]


teams that can work in local languages and excel in delighting customers.

ASML marketing and customer management enhanced its service update bulletin, The Chronicle. Available in hard or soft format, The Chronicle presents timely product, technical and service information at the hands-on engineering level for ASML field staff and customers alike.

ASML Value of Ownership

Customers sometimes evaluate suppliers in simple terms such as "How many good wafers per hour? Per week? Per month?"

       "ASML's products and customer services have helped STMicroelectronics to become the world's third largest semiconductor company and a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications."

       Pasquale Pistorio
       President and Chief Executive Officer
       STMicroelectronics

ASML believes that every customer is different, with different drivers that determine added value. Although we are accountable for answering the "good wafer" question, at the

[GRAPHIC OBJECT OMITTED]


same time, ASML encourages customers to assess our Value of Ownership proposition for capital investments. ASML Value of Ownership has five business principles:

o Offering ongoing improvements in productivity and value, by introducing advanced technology, based on our modular, upgradeable platform of lithography tools

o Providing customer services that ensure rapid, efficient installation as well as superior on-site support and training to optimize manufacturing processes and improve productivity

o    Maintaining appropriate research and development to offer


the most advanced technology suitable for highthroughput, low-cost volume production at the earliest possible date

o Reducing the cycle time between customer order of a system and the use of that system in volume production on-site

o Expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world-class partners

       "ASML has helped us achieve success in the growing arena of the foundry by supplying products that continually push the limits of advanced technology, while helping us meet the goals of successful integrated circuit manufacturing.(degree)"

       T.H. Lin
       Deputy Director of Lithography Technical Board
       Manufacturing Technology Center
       Taiwan Semiconductor Manufacturing Company (TSMC)

According to VLSI Research, an independent semiconductor industry research organization, ASML achieved top satisfaction ratings in 2002 among customers of lithography systems for "cost of ownership" and "technology leadership" compared with our competitors.

       "After a thorough investigation, Texas Instruments was one of the first companies to choose ASML's new TWINSCAN technology for our new 300 millimeter fab. We are pleased with our decision to choose ASML and the TWINSCAN performance that enables Texas Instruments to extend our leadership in digital signal processing and analog technologies, the semiconductor engines of the Internet age."

       Kevin Ritchie
       Senior Vice President Worldwide MAKE Operations
       Texas Instruments

Undoubtedly, leading edge chip imaging technology is becoming more capital intensive than ever. As the calculation for return on capital employed in a modern semiconductor fabrication facility merits greater scrutiny, chipmakers increasingly turn to ASML's Value of Ownership proposition.

"WaferTech provides world-class, state-of-the-art semiconductor manufacturing services. As we ramped our production capacity earlier this year, we appreciate that ASML and their local Customer Support team was able to implement several sets of productivity upgrades to our installed base of scanners without jeopardizing our fab's operational productivity. We are able to extend ASML's continued technological advances and productivity enhancements to our customers and provide greater value for their business. This continuous productivity improvement is a compelling advantage in the competitive environment of foundry manufacturing."

Steve Tso
President
WaferTech


Doing what good companies do

In response to the semiconductor industry entering year three of the worst downturn in its history, ASML has spent 2002 doing all the things that good companies do in bad times. We have been cutting costs, managing down working capital and gaining market share.

We have been spending more time with customers at their sites, listening better and learning more about their real needs.

Whatever the market situation in 2003, there is little doubt that there will be an ongoing proliferation of semiconductor imaging as more and more aspects of our day-to-day lives are affected by chip technology.

Today, ASML is strengthening a market-driven, technology-based organization, global in scope and delivery that can meet the ongoing needs of our customers wherever they are and whatever they aim to accomplish.

[GRAPHIC OBJECT OMITTED]

Current ASML Lithography product portfolio

------------------------------------ -----------------------------------------------------------------------------------------
Feature Size                         Wavelength of Light
                                     -----------------------------------------------------------------------------------------
Nanometer                            365 nm (i-line)         248 nm (KrF)                 193 nm (ArF)
------------------------------------ -----------------------------------------------------------------------------------------
700                           PAS 5500/25
300                           PAS 5500/250
280                           PAS 5500/400 and AT:400
------------------------------------------------------------------------------------------------------------------------------
250                                                          PAS 5500/300
130                                                          PAS 5500/750 and AT:750
110                                                          PAS 5500/850 and AT:850
------------------------------------------------------------------------------------------------------------------------------
100                                                                                       PAS 5500/1100 and AT:1100
90                                                                                        PAS 5500/1150 and AT:150
80                                                                                        AT:1200B
------------------------------------------------------------------------------------------------------------------------------


PAS 5500 TM = up to 200 mm wafer                        Wavelength = length of light going through projection lens; the horter the
AT = TWINSCAN = 200 mm and 300 mm wafer                 wavelength, the smaller the line width and the finer the circuit pattern.
                                                        1000 nanometer = 1 micron (m) = 0.001 mm = one millionth of a meter

[GRAPHIC OMITTED]

Feature size: think shrink

Feature size is the line width of a circuit. Shrinking of feature size provides a means to boost chip performance and to increase the number of chips that can be printed on a wafer. When feature size is reduced, higher performance and higher productivity are achieved at the same time.

For example, the smaller the lines on a processor chip, the faster the speed of the processor. Because a faster processor sells for a higher price, the semiconductor manufacturer can generate more revenue, profiting from smaller feature size.

Chipmakers strive to shrink the size of their state-of-the-art chip designs in manufacturing. Doing so is central to sustaining better productivity and greater profitability.

[GRAPHIC OBJECT OMITTED]


Interview with CEO
Doug Dunn


2002, another challenging year: Doug Dunn, President, Chief Executive Officer and Chairman of the Board of Management of ASML, provides insights into the company's activities over the last 12 months and describes its direction.

2002 was a bad year for the semiconductor indutry. Was there any bright spot?

From a financial point of view, 2002 certainly was a disappointing year. But considering that the global market for semiconductor capital equipment has slumped so severely in the last two years, I would say that there were several bright spots in 2002 that we as a company can be proud of.

Most importantly, our TWINSCAN system has established itself as the "tool of choice" among chipmakers around the globe. TWINSCAN is the world's only dual-stage lithography system. The market share that we gained in 2002 is evidence of customer acceptance.

At the leading edge of 193 nanometer wavelength technology, for 300 millimeter wafers as well as 200 millimeter wafers, ASML products have gained huge success. High productivity at the limits of optical lithography is the name of the game. And so far, ASML systems are racing ahead and winning.

Thanks in large part to TWINSCAN's market success, ASML achieved the number one position in the global market for semiconductor lithography systems. Such success paves the way for opportunities both now and when the market picks up.

What were other accomplishments for ASML in 2002?

Other accomplishments during 2002 - despite the prolonged downturn - are equally vital for our future success. Consider a few of them.

We improved our customer relationships. We matured our Value Sourcing strategy for working with suppliers. We integrated our R&D programs for lithography between operations in Wilton, Connecticut and Veldhoven, the Netherlands. We began making modules for TWINSCAN in Wilton. We continued to introduce leading edge technology for imaging ever-finer circuitry in silicon.

Internally, we defined cross-functional process management teams to strive for operational excellence. We achieved better management of our financial resources. We aligned job descriptions around the globe, making it easier for employees to transfer and for human resources to standardize salaries and benefits.

And most importantly, in 2002, ASML took the opportunity to get closer to our customers and strengthen our operations.

What about the cost cutting measures that ASML announced in December 2002?

The company is implementing strong cost-saving measures going into 2003. These measures are in response to the semiconductor industry entering year three of the worst downturn in its history. Regrettably, we are in the process of reducing our work force worldwide. But, we must do so, because we need to continuously calibrate our work force to suit global market conditions.

We also decided that we will divest Thermal operations in 2003 and we have terminated Track operations, although there will be continued support to customers who already have our Track products. The decision to divest Thermal and close down Track allows us to direct our resources into our core competency: lithography.

ASML had described Track as a strategic part of the company.
Why discontinue?

We still believe in the strategic integration of track and lithography. But it would take too much, in terms of time and money, to achieve this with our own track operation. Now is not the time. We will seek possible partners to accomplish this goal.

Aren't Thermal's products and technologies strategically important to ASML? Why divest Thermal?

Thermal is part of the overall process of making chips. Therefore, it is of business interest to ASML, subject to market conditions. However, Thermal is not a strategic issue for ASML. The core competence of ASML is lithography and the so-called lithography cell, meaning technology and processes directly related to imaging. We want to create the conditions to secure Thermal's future success, and we believe that divesting Thermal will unlock its inherent value. Keep in mind that ASML's focus is imaging solutions.

So, if you've closed Track and are divesting Thermal, was it in hindsight a good business decision to merge with Silicon Valley Group?

Absolutely. The merger was approved in May 2001, and the strategic rationale is still very much valid. ASML has benefited and will continue to benefit.

We have broadened access to leading technologies. We have increased research and development presence and lithography production capabilities in the United States. We have expanded our supply base. We have increased access to new customers and markets.

All in all, the strategic benefits of the merger help position ASML for success with its lithography tools and services when semiconductor market conditions improve.


So what is happening to ASML's lithography operations?

The world market for lithography systems has transformed. Long term, industry experts forecast a reduced rate of market growth among semiconductor manufacturers. As a result, the market for semiconductor equipment may grow more slowly than it has in the past.

We intend to lower the company's breakeven point for the number of systems that we manufacture to a level that reflects this reality. We will continue to invest in research and development. We aim to introduce new products at the right time. And our focus, now more than ever, is on the needs of each and every customer.

ASML has talked a lot in 2002 about increasing and expanding the services you offer to customers. What have you achieved so far?

During 2002, we renewed a company-wide process to improve our customer relations. We have experienced several early successes. And, of course, we are determined to go the distance.

Every one of us at ASML realizes that it is the customer who keeps us in business. Simply put, we are working for the customer to meet their needs and expectations, so that we can achieve our goals as a company. Customers make a huge investment when they buy our products and services. And so, we are in the business of developing an ongoing relationship that will last over the years. Our goal at ASML is provide a superior value of ownership experience.

One thing is absolutely true: customers have a choice. We at ASML have to be sure that we foster a customer focused culture. Not only for the people who deal directly with our customers, but for everyone in our organization. I tell employees: If what you are doing doesn't have a positive impact on our customers, then you are wasting everyone's time.

When market conditions improve, we have to be sure that customer focus culture is embedded in how we do business every day. It has to drive our business behavior in good times and in bad.

One of the ways that ASML seeks to improve customer focus is through multi-discipline account teams. Are you pleased with how it's going?

Our customers have embraced our account management teams. Inside ASML, the Board of Management has reiterated the empowerment of account managers and their vital role in the company's commitment to customer focus.

Working side by side with customers, our account managers enable us to anticipate customer needs, respond quickly to requests and develop new ideas. Our account teams are also at the forefront of ASML as a learning organization. You see, our account teams are working in the field. They are able to report back on their learning experiences, sharing these with colleagues and customers alike. This is a very practical and powerful method of getting knowledge and new ideas quickly disseminated to support customers around the globe.

ASML's outsourcing strategy means that suppliers are critical to your performance. Has the prolonged downturn affected those relationships?

Obviously, everyone feels the effects of this extended downturn. Two years ago, however, we formulated a strategy of Value Sourcing with our suppliers. It's grounded in mutual commitment over quality, logistics, technology and total cost. It's shared risk and reward.

During 2002, we strengthened relationships with our suppliers. We put in place a lot more checks and balances. We refined measurements. We added transparency. We advanced both in getting costs down and getting flexibility up. Just as we are working harder and smarter to build relationships with our customers, well, that applies to our suppliers too.

What other ways has ASML been getting costs down?

One of our priorities has been crystallizing ways to improve cash management. So during 2002, we emphasized cash generation, reduction in working capital and improved cash flow. We took steps to accelerate collection of accounts

[GRAPHIC OBJECT OMITTED]

receivable. We cut back on inventory. We reduced cost of goods sold. We streamlined systems and procedures for anything that involves cash, whether incoming or outgoing. Tighter control. Clearer accountability. Results are beginning to show. For example, during second half 2002, ASML was cash flow positive.

Where do you see chip lithography going?

Something fundamental has to happen to the way circuit lines shrink. And so, as line-width dimensions shrink into the nanoscale realm, we have to migrate into so-called next generation lithography - also known as NGL.

We believe in further extension of optical lithography processes known as extreme ultraviolet - or EUV.

[GRAPHIC OBJECT OMITTED]

We already have a customer order for an EUV lithography pre-production system, the industry's first order for this radical new technology. We are convinced that EUV will enable customers like Intel and others to stay at the leading edge of possibility.

Technological advances come at a huge price. How can you sustain R&D spending?

R&D has always been a cornerstone of our business model. Without leadership in technology, we cannot maintain our edge as a leading global player. In 2002, we spent around 17 percent of total net sales on R&D. We will continue to fund R&D appropriately to meet the challenges of offering customers the right technologies at the right time.

But, we require efficiency improvements in R&D efforts, the same as in the rest of our organization. We must combine superior value of ownership with our technology offering-using measurements that our customers define for gauging return on their investment.

No company alone can sustain R&D investments in difficult market conditions. For example, we estimate that, over the years, it will take around EUR 1 billion in R&D funding to complete our EUV program. Given market conditions, a part of that R&D budget must come from subsidies provided by relevant government authorities.

ASML works closely with governments to encourage the investments needed for our industry to continue to push the technological boundaries.

National authorities have a stake in successful chip lithography technology, the critical enabler of the semiconductor industry and a major economic multiplier.

A big issue is having the right people for the right kind of culture. How do you do that?

We have been making quite a few changes across ASML to solidify the kind of customer focus culture that we need to be successful. For instance, we recognize that two kinds of people can co-exist in this business to the advantage of everyone. Technically dedicated people and management minded people both make an ongoing major contribution. We see that both types of talent can formulate innovative solutions and build enduring relationships.

As technology roadmaps and customer requirements become more sophisticated, we need the best talent available. We have employees from 45 different nations. Our Human Resource & Organization management and staff are operating globally to ensure that every employee has a clear understanding of his or her job and their respective career path. ASML is a unique culture of individual and team commitment that makes outstanding accomplishments possible.

What about your commitment to professional development and training?

Essentially, we have two kinds of training at ASML. One is for the professional development of our own people. The other relates to support of customers.

Professional training is an ongoing comprehensive effort that ranges from our management leadership program to specialist work, for example, in the latest software developments. Much of our training is conducted in cooperation with leading universities and institutes in their respective fields around the world.

Turning to our Customer Support Training, during 2002, we delivered more than the equivalent of 190 training years through our certified ASML instructors, for our own employees and customer employees. This was done on-site with customers, in our own training centers around the world or through ASML Online Academy. Training our people translates into quicker response, better problem solving and less downtime.

Within any 12-month interval, more than 60 percent of our work force is involved in professional training and development. This exemplifies ASML as a global learning organization.

What do you want the company to be in five years?

Our vision is to offer customers the right technologies at the right time combined with superior value of ownership - as defined by our customers' measurement of their return on investment.

Our mission is unchanged. This means our principal activities surround providing leading edge imaging solutions to continuously improve our customers' global competitiveness. That clarifies our goal - what everyone in the company wants to achieve - sustainable and profitable market share leadership through customer satisfaction.

Our business strategy is to achieve leadership by providing high value drivers for customers - and to do so with operational excellence while delivering top financial performance.

And so, what does 2003 look like for ASML?

First, as this worst-ever downturn extends into 2003, we are in strong control of our cost base. When there is an upturn, then ASML has the customer focus, new products and flexibility to meet or beat our customers' expectations.

Second, we must mobilize and motivate our people better than ever. This imperative extends to our suppliers too. We always remember that our technology is the platform on which we have built our success. But, it is every individual as well as teams of people who are devoted to our company. He and she take personal and professional pride in the success of ASML.

We recognize that the global workplace we now inhabit is a tougher world, but it is a lot more interesting too. ASML will capitalize on the fact that it is a global business, employing a lively variety of people with some of the most advanced skills in the marketplace. ASML will continue to be a company where people of talent and integrity want to work and want to stay.

ASML Worldwide
Contact Information

Corporate Headquarters

De Run 6501
5504 DR Veldhoven
The Netherlands

Mailing address

P.O. Box 324
5500 AH Veldhoven
The Netherlands

U.S. main offices

8555 South River Parkway
Tempe, AZ 85284
U.S.A.

77 Danbury Road
Wilton, CT 06897
U.S.A.

Asia main office

Suite 603, 6/F
One International Finance Center
1, Harbour View Street
Central, Hong Kong, SAR




For more information
please visit our website
www.asmi.com


Corporate Communications

phone: +31 40 268 4941
fax: +31 40 268 3655
e-mail: corpcom@asml.com

Investor Relations

phone: +31 40 268 3938
fax: +31 40 268 3655
e-mail: investor.relations@asm1.com

Printed in the Netherlands


This document is made according to ISO 14001 on 100% chlorine-free paper.


(C)2003, ASML Holding N.V. All Rights Reserved.

[GRAPHIC OBJECT OMITTED]
RACE AHEAD WITH TWINSCAN

THE WORLD'S ONLY DUAL-STAGE LITHOGRAPHY SYSTEM

       ASML is committed to technology leadership. ASML TWINSCAN TM lithography systems deliver the highest productivity at the limits of optical lithography.

       TWINSCAN is the only platform that combines world-class measurement accuracy with simultaneous, nonstop wafer imaging because it's the only system with dual stages. Why have the world's leaders in 300 mm productivity chosen TWINSCAN?

Dual stages. Race them for yourself on our test track at www.asmi.com/dualstages.

[GRAPHIC LOGO OMITTED]
ASML Commitment